SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Financial Statements of

UNILENS VISION INC.

At June 30, 2009 and 2008 and

Years ended June 30, 2009, 2008 and 2007

Report date – September 30, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheets of Unilens Vision Inc. as of June 30, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended June 30, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 30, 2009

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2009	2008
ASSETS
Current
Cash and cash equivalents	$1,178,626	$1,603,476
Certificates of deposit	500,000	—
Accounts receivable, net of allowance of $278,030 and $310,155 at June 30, 2009 and 2008, respectively	971,523	897,842
Royalties and other receivables	764,890	748,065
Inventories (Note 3)	849,898	936,355
Prepaid expenses	49,322	38,585
Deferred tax asset – current (Note 13)	664,800	1,360,400

Total current assets	4,979,059	5,584,723
Property, plant, and equipment, net (Note 4)	378,847	381,522
Other assets	70,055	111,483
Deferred tax asset (Note 13)	321,700	706,400

Total assets	$5,749,661	$6,784,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$315,606	$497,501
Accrued wages and employee benefits	425,549	341,288
Deferred income	248,724	60,713
Other accrued liabilities	66,433	57,932

Total current liabilities	1,056,312	957,434

Total liabilities	1,056,312	957,434

Commitments (Note 8)
Stockholders’ equity
Capital stock (Note 9)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,550,715 at June 30, 2009 and 2008, respectively	27,627,581	27,627,581
Additional paid-in capital	8,970	8,970
Deficit	(22,943,202)	(21,809,857)

Total stockholders’ equity	4,693,349	5,826,694

Total liabilities and stockholders’ equity	$5,749,661	$6,784,128

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2009	2008	2007
Sales	$6,724,181	$6,665,566	$6,370,930
Cost of sales	3,622,539	3,705,581	3,489,836

Gross profit	3,101,642	2,959,985	2,881,094

Expenses:
Administration	1,294,229	1,294,701	1,229,365
Research and development	83,897	124,451	119,558
Sales and marketing	1,539,345	1,516,015	1,517,386

	2,917,471	2,935,167	2,866,309

Income from operations	184,171	24,818	14,785

Other items:
Royalty income (Note 5)	2,874,028	2,629,123	2,190,428
Other expense	(56,967)	(45,236)	(71,812)
Remeasurement income (loss)	(6,060)	1,805	304
Interest income	6,007	26,142	46,037

	2,817,008	2,611,834	2,164,957

Income before income tax expense	3,001,179	2,636,652	2,179,742
Net income tax expense (Note 13)	1,131,052	1,006,060	869,781

Income for the year	$1,870,127	$1,630,592	$1,309,961

Income per common share:

Basic	$0.41	$0.36	$0.29

Diluted	$0.41	$0.36	$0.29

Weighted average number of common shares (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Deficit	Total
	Number of shares	Amount
Balance, June 30, 2006	4,441,315	$27,575,628	$8,970	$(19,612,386)	$7,972,212
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2006	5,000	2,400			2,400
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2006	22,500	15,975			15,975
Common stock issued for cash from exercise of stock options at $0.84 per share in July 2006	15,000	12,600			12,600
Common stock issued for cash from exercise of stock options at $0.21 per share in October 2006	10,000	2,146			2,146
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2007	25,000	12,000			12,000
Common stock buybacks for cash	(5,600)	(23,939)			(23,939)
Common stock cash dividends paid				(2,134,552)	(2,134,552)
Income for the year				1,309,961	1,309,961

Balance, June 30, 2007	4,513,215	27,596,810	8,970	(20,436,977)	7,168,803
Common stock issued for cash from exercise of stock options at $2.07 per share in August 2007	2,500	5,175			5,175
Common stock issued for cash from exercise of stock options at $0.91 per share in August 2007	15,000	13,686			13,686
Common stock issued for cash from exercise of stock options at $0.60 per share in August 2007	20,000	11,910			11,910
Common stock cash dividends paid				(3,003,472)	(3,003,472)
Income for the year				1,630,592	1,630,592

Balance, June 30, 2008	4,550,715	$27,627,581	$8,970	$(21,809,857)	$5,826,694
Common stock cash dividends paid				(3,003,472)	(3,003,472)
Income for the year				1,870,127	1,870,127

Balance, June 30, 2009	4,550,715	$27,627,581	$8,970	$(22,943,202)	$4,693,349

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,870,127	$1,630,592	$1,309,961
Items not affecting cash:
Depreciation and amortization	179,310	191,301	170,020
Deferred tax expense	1,080,300	951,310	869,781
Remeasurement loss (gain)	6,060	(1,805)	(304)
Change in non-cash working capital items (Note 10)	65,226	(76,984)	(285,693)

Net cash provided by operating activities	3,201,023	2,694,414	2,063,765

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of certificates of deposit	(500,000)	—	—
Purchase of property, plant and equipment and other assets	(116,341)	(81,754)	(184,620)

Net cash used in investing activities	(616,341)	(81,754)	(184,620)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash from exercise of stock options	—	30,771	45,121
Common stock repurchased	—	—	(23,939)
Common stock dividends paid	(3,003,472)	(3,003,472)	(2,134,552)

Net cash used in financing activities	(3,003,472)	(2,972,701)	(2,113,370)

Change in cash and cash equivalents during the year	(418,790)	(360,041)	(234,225)
Effect of exchange rate changes on cash and cash equivalents	(6,060)	1,805	304
Cash and cash equivalents, beginning of year	1,603,476	1,961,712	2,195,633

Cash and cash equivalents, end of year	$1,178,626	$1,603,476	$1,961,712

Cash paid during the year for interest	$—	$—	$—

Cash paid during the year for income taxes	$50,752	$54,750	$—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2009

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. and subsidiary (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors, independent sales representatives and in house sales personnel. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 5).

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of Unilens Vision Inc. and its wholly-owned subsidiary, Unilens Corp. USA.

All significant inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company’s income for the year in any period.

Currency

These financial statements are expressed in United States dollars, as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

The Company’s functional currency is the United States dollar. The Company follows the remeasurement method of translation since the Canadian records are kept in Canadian dollars. This method translates foreign monetary assets and liabilities at the rate of exchange at the balance sheet date. Foreign nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rate. Revenues and expenses from Canadian operations, other than those related to nonmonetary assets and liabilities are translated at the weighted average exchange rate for the period. The resulting remeasurement gain or loss is taken directly to the income statement.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Due to their short maturities, the fair value of these financial instruments approximates their carrying values, unless otherwise noted.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Certificates of deposit

In February and April 2009, the Company invested in 9-month risk free FDIC insured certificates of deposit with its primary bank. With the risk free certificate of deposit, after the first six days of the account term, any early withdrawal fee is waived when the amount withdrawn is reinvested in any deposit account of the primary bank.

Accounts receivable

Accounts receivable consist of amounts due from contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts and product returns of $278,030 and $310,155 at June 30, 2009 and 2008, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated depreciation. Plant and equipment and office equipment are depreciated on a straight-line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life of the asset. Expenditures for certain maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. For US income tax purposes, the Company uses accelerated methods of depreciation for all assets.

Long-lived assets that are subject to depreciation and amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. During the years ended June 30, 2009 and 2008, the Company determined that its property, plant and equipment and intangible assets were not impaired.

Revenue recognition and discounts

The Company recognizes revenue on sales of optical products upon shipment, when title passes, and ultimate collection is reasonably assured. At the same time, the Company charges operations for the estimated cost of future returns based on historical experience for the respective product types. The Company offers discounts on its products. The costs of these discounts are recognized at the date at which the related sales revenue is recognized and are recorded as a reduction of sales revenue.

The Company offers our customers advanced sales commitments on certain of our optical products. The Company invoices the customer when the sale commitment is made and defers the revenue until the optical product is shipped.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Royalty income

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other items on the consolidated statement of operations.

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling is included in cost of sales.

Advertising costs

The Company expenses advertising costs when incurred. Advertising expense was approximately $268,853, $269,311 and $307,947 for the years ended June 30, 2009, 2008 and 2007, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2009, 2008 and 2007 were $83,897, $124,451 and $119,558, respectively.

Income per common share

Basic income per common share is calculated by dividing the income for the year by the weighted-average number of common shares outstanding during the year.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Stock-based compensation and stock options

Stock-based payments are recorded using the fair value method of accounting for stock options. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the years ended June 30, 2009, 2008 and 2007 since no options were granted during the years, and all options outstanding at the beginning of the years were fully vested.

See Note 9 for additional disclosure on the Company’s stock-based compensation.

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Effective July 1, 2007, the Company adopted Financial Accounting Standards (FASB) Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” The Company recognized no adjustments in its tax liability as a result of the adoption of FIN 48.

International financial reporting standards (“IFRS”).

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 168 (“SFAS 168”), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. SFAS 168 provides for the FASB Accounting Standards codification to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The codification did not change GAAP but recognizes the literature. SFAS 168 is effective for interim and annual periods ending after September 15, 2009, the quarter ending September 30, 2009 for the Company.

In April 2009, the FASB issued FSP No. SFAS 157-4 (“FSP 157-4”) “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” and FSP No. FAS 107-1 and APB 28-1 (“FSP 107-1”), “Interim Disclosures About Fair Value of Financial Instruments”. Both FSPs are effective for reporting periods ending on or after June 15, 2009, although early adoption will be permitted under some conditions and can be applied for periods ending on or after March 15, 2009. The Company adopted the FSPs beginning April 1, 2009. The adoption of these FSPs did not have a material impact on the Company’s financial statements or condition.

In December 2007, the FASB issued SFAS No. 141R (“SFAS 141R”), “Business Combinations” which replaces SFAS No. 141 “Business Combinations”. SFAS 141R establishes principals and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration and certain acquire contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable to the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009. SFAS 141R would have an impact on accounting for any business acquired after the effective date of this pronouncement.

In April 2009, the FASB issued FSP SFAS 141(R)-1 which amends SFAS No. 141(R) by establishing a model to account for certain pre-acquisition contingencies. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer should follow the recognition criteria in SFAS No. 5, “Accounting for Contingencies”, and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss – an interpretation of FASB Statement No. 5”. SFAS No 141(R) and FSP SFAS 141(R)-1 are effective for us beginning July 1, 2009, and will apply prospectively to business combinations completed on or after that date. The impact of the adoption of FSP SFAS 141(R)-1 will depend on the nature of acquisitions completed after the date of adoption.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as a minority interest). SFAS No. 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS No. 160, the Company would be required to report any noncontrolling interests as a separate component of shareholder’s equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income allocable to the shareholders of the Company separately in its consolidated statement of operations. SFAS No. 160 is effective for the Company on January 1, 2009. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 would have an impact on the presentation and disclosure of the noncontrolling interest of any non-wholly owned business acquired in the future.

Other recent pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3.	INVENTORIES

	2009	2008
Raw materials	$275,454	$320,453
Work in progress	22,039	25,998
Finished goods	593,616	1,005,632

	891,109	1,352,083
Less allowance for obsolescence	41,211	415,728

	$849,898	$936,355

During the third quarter, the Company wrote-off approximately $300,000 of fully reserved obsolete inventory.

All inventories are pledged as collateral on loans (Note 7).

4.	PROPERTIES, PLANT AND EQUIPMENT

	2009			2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,667,244	$4,508,240	$159,004	$4,987,016	$4,806,343	$180,673
Office equipment	482,092	326,621	155,471	546,556	359,242	187,314
Leasehold improvements	313,722	249,350	64,372	244,380	230,845	13,535

	$5,463,058	$5,084,211	$378,847	$5,777,952	$5,396,430	$381,522

Depreciation expense of property, plant and equipment was $179,310, $191,301 and $170,020 during 2009, 2008 and 2007, respectively. All property, plant and equipment are pledged as collateral on loans (Note 7).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2009, 2008 and 2007, the Company recorded $2,874,028, $2,629,123 and $2,190,428, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 paid upon the sale of inventory. At June 30, 2009 and 2008, the balance due was $0 and $5,953. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines through February 2010.

7.	LINE OF CREDIT

The Company had a line of credit of $1,500,000, with interest rate terms of LIBOR plus 2.5 percent. This line of credit expired in May 2008.

During August 2008, the Company obtained a new line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent that matures November 1, 2009. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet specified financial covenants. At June 30, 2009 the Company was in compliance with these covenants.

The Company had no amounts outstanding on these lines of credit at June 30, 2009 and 2008.

8.	OPERATING LEASES

The Company leases through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida.

During the fourth quarter of fiscal year 2008, the Company negotiated a new Largo lease agreement. Effective July 1, 2008 the five-year lease agreement, calls for approximate monthly rental payments of $16,276, and provides for escalation of rental payments in years four and five. The lease term is through June 30, 2013 with a five-year option. If there is a change of control of the Company after June 30, 2010, the lease can be terminated by the Company with four and one half months written notice, and under certain conditions maybe subject to three months liquidating damages.

The Clearwater lease agreement expired on May 31, 2009, and the Company continued the lease on a month-to-month basis until the lease was renegotiated and amended in July 2009. The amended lease which commenced on August 1, 2009, calls for approximate monthly rental payments of $2,343, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through July 31, 2012.

The Company from time to time also rents certain office equipment under operating leases with lease terms of less than one year.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Rent expense under all operating leases was approximately $240,000, $277,000 and $250,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next five years and thereafter are approximately as follows:

Year ended June 30,	Operating leases(1)
2010	$226,131
2011	223,432
2012	237,697
2013	217,097
2014	—

Total	$904,357

(1)	Includes future lease payments from the amended Clearwater three-year lease agreement.

9.	CAPITAL STOCK AND SUBSEQUENT EVENTS

On July 27, 2006, the Company issued 5,000, 22,500 and 15,000 common shares on exercise of employee stock options at exercise prices of $0.48, $0.71 and $0.8400 ($0.95Cdn.) per share raising gross proceeds of $2,400, $15,975 and $12,600, respectively.

On October 3, 2006 the Company issued 10,000 common shares on exercise of employee stock options at an exercise price of $0.2146 ($0.25Cdn.) per share raising gross proceeds of $2,146.

On February 1, 2007 the Company issued 25,000 common shares on exercise of consultant’s stock options at an exercise price of $0.48 per share raising gross proceeds of $12,000.

On August 9, 2007, the Company issued 2,500, 15,000 and 20,000 common shares on exercise of employee stock options at exercise prices of $2.07, $0.91 ($0.95Cdn.) and $0.60 ($0.62Cdn.) per share raising gross proceeds of $5,175, $13,686 and $11,910, respectively.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2006	8/14/2006	8/28/2006	$0.250
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075
Special	8/1/2007	8/14/2007	8/28/2007	$0.300
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were affected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2009

	Number of Options	Weighted Average Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	17,500	$2.07

Exercised	—	—

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	17,500	$2.07	0.5	$16,275

Options exercisable, end of year	17,500	$2.07	0.5	$16,275

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2009—$3.00) exceeds the exercise price.

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2009, 2008 and 2007 was $0.00, because there were no options granted.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2009, 2008 and 2007 are provided in the following table:

	2009	2008	2007
Proceeds from stock options exercised	$0	$30,771	$45,121
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$0	$138,079	$242,044

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2009:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

17,500	17,500

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the three years ended June 30, 2009, 2008 and 2007.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008	2007
Cash provided by (used in):
Accounts and royalties and other receivables	$(90,506)	$(77,708)	$(228,172)
Inventories	86,457	(145,966)	172,276
Prepaid expenses and other assets	(29,603)	8,261	(83,790)
Accounts payable and accrued liabilities	98,878	138,429	(146,007)

Change in non-cash working capital items	$65,226	$(76,984)	$(285,693)

At June 30, 2009, 2008 and 2007, the Company has recorded $0, $0 and $6,715 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2009, 2008 and 2007 there were no significant non-cash investing or financing activities.

11.	CONCENTRATIONS

Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk, which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Volume of business risk

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which accounts for approximately 57% of the Company’s annual sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. The Company has concentrations in the volume of purchases it conducts with this supplier. For the year ended June 30, 2009, purchases from this supplier accounted for approximately 25% of the total cost of goods sold by the Company (2008-24%, 2007-17%). At June 30, 2009, the Company owed this supplier approximately $119,000 (2008- $114,000). There is no assurance that an alternate supplier can successfully manufacture these lenses to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

12.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2009	2008	2007
Disposable lenses	$3,978,360	$3,617,697	$3,225,312
Custom soft lenses	1,195,998	1,143,548	1,098,861
Gas permeable lenses	498,031	500,367	606,266
Replacement and other lenses	1,051,792	1,403,954	1,440,491

Total sales	$6,724,181	$6,665,566	$6,370,930

13.	INCOME TAXES

A reconciliation of income taxes at the Federal statutory rate to the Company’s effective rate for the years ended June 30, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Statutory expense at the federal rate of 34%	$1,020,401	$896,461	$741,113
State tax expense, net of federal effect	108,943	95,710	83,904
(Deductible) non-deductible expenses	1,708	(44,042)	(357)
Increase (decrease) in deferred income tax valuation allowance	—	57,931	45,121

	$1,131,052	$1,006,060	$869,781

Income tax expense for the years ended June 30, 2009, 2008 and 2007 consists of the following:

	2009	2008	2007
Current income taxes	$50,752	$54,750	$—
Change in net deferred income taxes	1,080,300	951,310	869,781

	$1,131,052	$1,006,060	$869,781

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

The components giving rise to the deferred tax assets for the years ended June 30, 2009 and 2008 is as follows:

	2009	2008
Deferred tax assets
Inventory allowance	$15,500	$156,400
Allowance for bad debt, returns, and allowances	104,600	116,700
Tax depreciation of property, plant & equipment	35,600	59,200
Tax depreciation of intangibles	146,300	170,800
Tax credits	104,400	54,800
Deferred revenue	93,600	22,800
Other timing differences	134,200	68,300
Loss carry forward—United States	352,300	1,417,800
Loss carry forward—Canada	240,900	240,900

	1,227,400	2,307,700
Valuation allowance	(240,900)	(240,900)

Net deferred tax asset	986,500	2,066,800
Less current portion	(664,800)	(1,360,400)

Long-term portion	$321,700	$706,400

As of June 30, 2009, a portion of the deferred tax asset is the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2009. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

The Company has unused operating loss carryforwards available at June 30, 2009 that may be applied against future taxable income which expire as follows:

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

Year ended June 30,
2010	$—
2011	—
2012	—
2013	406,366
2014-2022	529,825

Total	$936,191

The Company also has approximately Cdn $670,000 of unused non-capital loss carryforwards in Canada available at June 30, 2009 which expire from 2010 to 2018.

14.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are made at the Company’s discretion. For the years ended June 30, 2009, 2008 and 2007, the Company contributed to the plan $80,739, $60,601, and $49,911 respectively. The Company does not have any liabilities for the plan as of June 30, 2009.

15.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2009	2008	2007
Basic	4,550,715	4,546,733	4,493,626
Effect of dilutive options	5,463	7,328	53,194

Diluted	4,556,178	4,554,061	4,546,820

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Prior to the year ended June 30, 2004 the Company prepared its consolidated financial statements in United States dollars in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2009 and 2008 and, for the years ended June 30, 2009, 2008 and 2007, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation charges for the years ended June 30, 2009 and 2008 were $0 (no options were granted during the years

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2009

ended June 30, 2009 and 2008). The stock based compensation charges for the years ended June 30, 2009 and 2008 had no effect on basic or diluted income per common share.

17.	CONTINGENCY

The Company has employment agreements with two members of senior management. These agreements contain terms for which certain benefits are payable upon termination or a change-of-control.

18.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2009, the date which the consolidated financial statements were issued.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated September 30, 2009, we have also audited Schedule I for the year ended June 30, 2009. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 30, 2009

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2009 and 2008

		Additions
	Balance Beginning of Year	Charged to Cost and Expense	Charged to Other Accounts		Deductions		Balance End of Year
June 30, 2009

Allowance for doubtful accounts	$209,495	$19,306			$(34,957	)(1)	$193,844
Allowance for returns	100,660		$967,198	(2)	(983,672)		84,186

Total allowance for doubtful accounts and returns	310,155	19,306	967,198		(1,018,629)		278,030
Allowance for inventory	415,728				(374,517	)(3)	41,211

Total	$725,883	$19,306	$967,198		$(1,393,146)		$319,241

June 30, 2008

Allowance for doubtful accounts	$182,417	$32,627			$(5,549	)(1)	$209,495
Allowance for returns	132,749		$1,295,216	(2)	(1,327,305)		100,660

Total allowance for doubtful accounts and returns	315,166	32,627	1,295,216		(1,332,854)		310,155
Allowance for inventory	487,768				(72,040	)(3)	415,728

Total	$802,934	$32,627	$1,295,216		$(1,404,894)		$725,883

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together the annual filings) of Unilens Vision Inc. (the issuer) for the year ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: September 30, 2009

Signature:	/s/ Michael J. Pecora
Michael J. Pecora, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under the multilateral Instrument 52-109 Certification of disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together the annual filings) of Unilens Vision Inc. (the issuer) for the year ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: September 30, 2009

Signature:	/s/ Leonard F. Barker
Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the multilateral Instrument 52-109 Certification of disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2009

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2009 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 16 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) custom soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a multifocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The C-Vue 1 Day ASV lens is a daily disposable soft contact lens with no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that the C-Vue multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of our future sales. Our custom soft lens lines consists of the following: the C-Vue Toric, the C-Vue Custom Toric Multifocal, designed for patients with an astigmatism that require bifocal correction and the C-Vue multifocal, a highadd multifocal, all available in our Advanced line of biocompatible materials. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; the LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses and the Sof-Form single vision lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the, Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

We license, manufacture, distribute and market specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

The following MDA is for the fiscal year ended June 30, 2009 (the “2009 Fiscal Year or Current Year”) and includes relevant information up to September 30, 2009 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 59% of our Current Year revenue. Revenue derived from our custom soft lens segment increased, reflecting increases in the sales of our toric and custom toric multifocal lenses. We experienced flat sales growth in our gas permeable product segment, due to sluggish replacement refits offset by additional sales from our recently acquired Aero Contact Lens brands, which added approximately 12% to our gas permeable segment sales change for the Current Year. Sales from our replacement and other lens category decreased by 25% due to the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing a 9% increase in the Current Year. During the 2009 Fiscal Year we were debt free, and paid $3,003,472 in common stock dividends.

Sales for the 2009 Fiscal Year increased by 0.9% to $6.724 million, compared to $6.666 million for the fiscal year ended June 30, 2008 (the “2008 Fiscal Year or Prior Year”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable product lines, offset by the expected decline in sales of some of our other replacement soft lathe-cut product lines that are nearing the end of their life cycle and the expected decrease in low vision product line sales to our exclusive distributor. Income before income taxes for the Current Year increased by $.365 million to $3.001 million from $2.636 million in the Prior Year, primarily resulting from an increase in royalty income and profit from operations in the Current Year. Income from operations in the Current Year increased $.159 million as compared to the Prior Year primarily due to higher gross margin and lower expense ratios. As of June 30, 2009 we had positive working capital of $3.923 million, which represents a decrease of $.704 million compared to the Prior Year. The decrease in working capital was principally due to a decrease in deferred taxes and the increase in deferred income, offset by a decrease in accounts payable.

At the end of the 2009 Fiscal Year we had stockholders’ equity of $4.693 million representing a decrease of $1.133 million compared to the 2008 Fiscal Year. The decrease in stockholders’ equity was primarily from cash dividend payments totaling $3.003 million, offset by net income of $1.870 million (primarily from income from operations and royalty income offset by income taxes).

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2009, 2008, and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2009 ($)	2008 ($)	2007 ($)
Income Statement Data
Revenues	6,724,181	6,665,566	6,370,930
Income from operations	184,171	24,818	14,785
Income before income taxes	3,001,179	2,636,652	2,179,742
Income for the year	1,870,127	1,630,592	1,309,961

Income per common share outstanding—basic and diluted:
Income for the year
Basic	0.41	0.36	0.29
Diluted	0.41	0.36	0.29

Dividends	3,003,472	3,003,472	2,134,552

As at June 30	2009 ($)	2008 ($)	2007 ($)
Balance Sheet Data
Total assets	5,749,661	6,784,128	7,987,808
Working capital	3,922,747	4,627,289	4,949,732
Long-term liabilities	—	—	—
Total liabilities	1,056,312	957,434	819,005
Capital stock	27,627,581	27,627,581	27,596,810
Stockholders’ equity	4,693,349	5,826,694	7,168,803

Comparability Factors for the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We received royalty payments totaling $2,874,028, $2,629,123, and $2,190,428 for the 2009, 2008 and 2007 Fiscal Years, respectively.

In the 2009, 2008 and 2007 Fiscal Years we recorded net income tax expense of $1,131,052, $1,006,060, and $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,216
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,216
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$409,564
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$409,564
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090	$409,564

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were affected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

17,500	17,500

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Year – None

Options granted by the Company during the fiscal year ending June 30, 2009 – None

Shares in escrow or subject to pooling as at June 30, 2009 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2009 (the “Current Quarter”) we earned income before tax of $880,954 compared to income before tax of $846,701 for the three months ended June 30, 2008 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $34,253 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $724, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $19,331 to $759,813 in the Current Quarter as compared to $740,482 in the Prior Quarter, (iii) a decrease in expenses of $47,908 as described below, and (iv) a decrease in other items including interest income and other expenses of $33,710. After recording income tax expense of $282,989, we had net income of $597,965 $0.13 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $508,651 or $0.11 per diluted share after recording an income tax expense of $338,050.

Sales during the Current Quarter were $1,731,370, a decrease of $80,077 (4.4%), as compared to sales of $1,811,447 during the Prior Quarter. The disposable lens category increased by 7.0% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category decreased 2.2% due primarily to a decrease in our C-Vue toric multifocal product line offset by increases in our C-Vue custom toric product line. Our gas permeable lens category increased, by 19.6%, due to sluggish sales in the Prior Quarter and primarily from additional sales from our recently acquired Aero Contact Lens brands. Our gas permeable segment sales change for the Current Quarter excluding the Aero Contact Lens sales was flat compared to the Prior Quarter. The replacement and other lens category decreased by 41.7% due to expected declines in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 16% of the decrease in the Current Quarter. Gross margin increased to 49.8% in the Current Quarter compared to 47.5% in the Prior Quarter due primarily to sales mix increases in higher margin products during the Current Quarter.

The decrease in expenses during the Current Quarter, as compared to the Prior Quarter, was due primarily to decreases in sales and marketing and research and development expenses. As a percentage of sales, total Current Quarter expenses decreased from 41.9% to 41.1%. Administration expenses were flat, increasing only $1,707 due to higher supplies expense offset by lower consulting services and rental payments during the Current Quarter. Sales and marketing expenses decreased $40,245 primarily due to lower sales related payroll from lower sales increases and lower promotional and advertising spending. Research and development expenses decreased $9,307 due primarily to lower consulting services.

The decrease in other items was primarily from Current Quarter expenses related to non-operating legal and other expenses with regard to shareholder matters.

During the Current Quarter we recorded income tax expense of $282,989 compared to income tax expense in the Prior Quarter of $338,050. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the twelve months ended June 30, 2009 we earned income before tax of $3,001,179 compared to income before tax of $2,636,652 for the twelve months ended June 30, 2008. The increase in income before tax during the Current Year of $364,527 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $141,657, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $244,905 to $2,874,028 in the Current Year as compared to $2,629,123 in the Prior Year, (iii) a decrease in expenses of $17,696 as described below, and (iv) a decrease in other items including interest income and other income of $39,731. After recording income tax expense of $1,131,052, we had net income of $1,870,127 or $0.41 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,630,592 or $0.36 per diluted share after recording income tax expense of $1,006,060.

Sales during the Current Year were $6,724,181, an increase of $58,615 (0.9%), as compared to sales of $6,665,566 during the Prior Year. The disposable lens category increased by 10.0% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category increased 4.6% due primarily to a slight sales dollar decrease in our C-Vue toric multifocal product line offset by increases in our C-Vue custom toric product line. Our gas permeable lens category decreased, by 0.5%, due primarily from additional sales from our recently acquired Aero Contact Lens brands. Our gas permeable segment sales change for the Current Year excluding the Aero Contact Lens sales decreased 12% compared to the Prior Year due to the continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 25.1% due to expected declines in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 7% of the decrease in the Current Year. Gross margin increased to 46.1% in the Current Year compared to 44.4% in the Prior Year due primarily to sales mix and increases in higher margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Prior Year revenue mix.

The decrease in expenses during the Current Year, as compared to the Prior Year, was primarily due to decreases in research and development expenses offset by increases in sales and marketing expenses. As a percentage of sales, total Current Year expenses decreased from 44.0% to 43.4%. Administration expenses were flat, decreasing by $471 due to higher payroll and related expenses offset by lower consulting services and rental payments during the Current Year. Sales and marketing expenses increased $23,330 primarily due to payroll and payroll related expenses from higher sales increases and flat promotional and advertising spending. Research and development expenses decreased $40,554 due primarily to lower consulting services.

During the Current Year we recorded income tax expense of $1,131,052 compared to income tax expense in the Prior Year of $1,006,060. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the Prior Year.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,731,370	1,701,043	1,530,242	1,761,526	1,811,447	1,668,397	1,512,361	1,673,361
Operating income (loss) for the quarter	150,316	26,019	(46,597)	54,433	101,684	(2,596)	(88,282)	14,012
Income before income tax expense	880,954	745,249	606,717	768,259	846,701	631,193	542,257	616,501
Income for the period	597,965	446,850	358,945	466,367	508,651	368,730	375,915	377,296
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.13	0.10	0.08	0.10	0.11	0.08	0.08	0.08
Diluted	0.13	0.10	0.08	0.10	0.11	0.08	0.08	0.08

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Comparability Factors for the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	759,813	734,249	666,569	713,397	740,482	628,993	646,849	612,799

In the quarter ending June 30, 2008 we recorded approximately $0.06 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2009, the Company had working capital of $3,922,747, representing an increase of $309,712 from our working capital at March 31, 2009. During the Current Quarter, we generated $945,249 positive cash from operations representing a decrease of $15,470 from $960,719 generated during the prior quarter. Total capital additions and cash used during the Current Quarter for the purchase of capital additions was $37,197, an increase of $23,114 from the prior quarter.

Current Year

As of June 30, 2009, the Company had working capital of $3,922,747 representing a decrease of $704,542 from our working capital at June 30, 2008. The decrease in working capital was principally due to a decrease in deferred taxes and the increase in deferred income, offset by a decrease in accounts payable. During the Current Year, we generated $3,201,023 in cash from operations representing an increase of $506,609 from $2,694,414 generated during the prior year period ended June 30, 2008. Total capital additions were $176,635 and we used cash of $116,341 during the Current Year for the purchase of capital additions, an increase of $34,587 from the Prior Year.

Related Party Transactions

During the Current Year and the Prior Year, there were no significant related party transactions. There was no related party interest incurred in the Current Year or Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 59% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Speciality contact lenses continue to be the fastest growing segment of the contact lens market. Specialty lenses include toric, toric multifocal, and cosmetic lenses. We believe that our custom soft speciality lenses including our C-Vue multifocal for presbyopia, our C-Vue custom toric for correcting astigmatism and the C-Vue custom toric multifocal, will continue to grow due to market demographics favouring specialty lenses.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 57% of the Company’s Current Year sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate continued growth of our C-Vue brand specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new products to our C-Vue custom soft lens category utilizing advanced materials in a monthly disposable modality.

Current economic conditions in the United States, has restrained our growth. We are optimistic that the contact lens market and the specialty lens market in particular, will recover along with a recovery in the United States economy.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2009, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2009 to provide reasonable assurance that material information relating to the Company, would be made known to them by others within the Company.

Changes In Internal Controls

There were no changes in our internal controls over financial reporting during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

International Financial Reporting Standards

The Chief Financial Officer (“CFO”) and an accounting manager are leading the conversion to International Financial Reporting Standards (“IFRS”). The CFO and accounting manager are working with other members of the Company to develop and execute an implementation plan. An initial diagnostic review of significant IFRS differences is currently underway to identify the key areas, which are likely to be impacted by accounting policy changes. After which we will perform a more detailed review of the impact if IFRS on our consolidated financial statements and other areas of the Company. Any changes required to systems and controls will be identified as the project progresses.

Draft consolidated financial statements and disclosure information will be prepared for each quarter in 2010 and reporting under IFRS will commence in the first quarter of 2011. While we have begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
William D. Baxter	Michael J. Pecora – President & Chief Executive Officer
Nick Bennett	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Elizabeth J. Harrison
Michael J. Pecora
Alfred W. Vitale

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Pecora

MICHAEL J. PECORA,
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: September 30, 2009	By	/s/ Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer